UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42450

Zhengye Biotechnology Holding Limited

No.1 Lianmeng Road, Jilin Economic & Technical Development Zone

Jilin City, Jilin Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Press Release Announcing Receipt of the NASDAQ Delinquency Notice

On May 20, 2025, Zhengye Biotechnology Holding Limited (the “Company”) received a notice from NASDAQ Regulation indicating that the Company is not in compliance with NASDAQ Listing Rule 5250(c)(1) due to the Company’s failure to timely file its Form 20-F for the fiscal year ended December 31, 2024 by the filing due date of May 15, 2025 (the “NASDAQ Delinquency Notice”).

On May 23, 2025, Zhengye Biotechnology Holding Limited issued a press release announcing receipt of the NASDAQ Delinquency Notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release titled “Zhengye Biotechnology Holding Limited Receives NASDAQ Notice Related to Late Filing of Form 20-F”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhengye Biotechnology Holding Limited

Date: May 23, 2025	By:	/s/ Songlin Song
	Name:	Songlin Song
	Title:	Chief Executive Officer

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